SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

________________________________

PROCERA NETWORKS, INC.

(Name of Subject Company)

PROCERA NETWORKS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

James F. Brear

Chief Executive Officer

Procera Networks, Inc.

47448 Fremont Boulevard

Fremont, California 94538

(510) 230-2777

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey T. Hartlin

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(650) 320-1804

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 21, 2015, Procera Networks, Inc., a Delaware corporation (“Procera”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KDR Holding, Inc., a Delaware corporation (“Parent”), and KDR Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Parent and Purchaser are beneficially owned by affiliates of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (collectively, “Francisco Partners”).

Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Procera (the “Shares”), at a price per Share of $11.50, net to the seller thereof in cash, without interest, and subject to deduction for any required withholding of taxes. Pursuant to the terms of the Merger Agreement, Purchaser is obligated to commence the Offer as promptly as practicable, but in no event later than May 5, 2015.

This Schedule 14D-9 filing consists of the following documents related to the acquisition of Procera by Parent: (i) a joint press release of Procera and Francisco Partners Management, L.P. (Exhibit 99.1); (ii) an electronic mail to Procera employees from the Procera’s Chief Executive Officer, which attaches frequently asked questions for Procera employees (Exhibit 99.2); and (iii) an electronic mail to Procera customers from Procera’s Chief Executive Officer (Exhibit 99.3).

The items listed above were first used or made available on April 22, 2015. In addition, the information set forth under Items 1.01, 2.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by Procera on April 22, 2015 (including the exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced. Neither this communication nor the information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any Shares or any other securities of Procera. On the commencement date of the Offer, Purchaser and Parent, affiliates of Francisco Partners, will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”), and thereafter, Procera will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Investors and security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the Offer, each as may be amended from time to time, and any other documents relating to the Offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering Shares. These materials will be sent free of charge to all stockholders of Procera when available. In addition, all of these materials (and all other materials filed by Procera with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by Procera with the SEC by contacting Procera’s Investor Relations department at 47448 Fremont Boulevard, Fremont, California 94538; telephone number (510) 230-2777 or diane.pope@proceranetworks.com.

Forward-Looking Statements

This communication contains forward-looking statements related to Procera Networks, Inc., including statements about the proposed acquisition of Procera by Francisco Partners, the parties’ ability to close the proposed transaction, the expected closing date of the proposed transaction, Procera’s future growth prospects and ability to strengthen its competitive market position, and Procera’s expectations for the first quarter of 2015 revenue, gross margin percentage, net income/loss results and bookings. Statements in this press release that are not historical or current facts are forward-looking statements. All forward-looking statements in this communication are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Procera’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the outcome of the regulatory reviews of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many Procera stockholders tender their shares in the proposed transaction; the outcome of legal proceedings that may be instituted against Procera and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; the completion of the company’s normal quarter-end accounting process and review for the first quarter of 2015 by Procera’s independent registered public accounting firm; the acceptance and adoption of Procera’s products; Procera’s ability to service and upgrade its products; lengthy sales cycles and lab and field trial delays by service providers; Procera’s ability to obtain any follow-on orders from major customers; Procera’s customers canceling orders or awards; Procera’s ability to achieve revenue recognition on awarded business; Procera’s dependence on a limited product line and key customers; its dependence on key employees; Procera’s ability to compete in its industry with companies that are significantly larger and have greater resources than Procera; Procera’s ability to manage costs effectively; Procera’s ability to protect its intellectual property rights in a global market; Procera’s ability to manufacture product quickly enough to meet potential demand; and other risks and uncertainties described more fully in Procera’s documents filed with or furnished to the SEC. More information about these and other risks that may impact Procera’s business are described in the “Risk Factors” sections of its Annual Report on Form 10-K for the year ended December 31, 2014, its subsequently filed quarterly reports, and other reports filed with the SEC, which are available free of charge on the SEC’s website at http://www.sec.gov and on Procera’s website at http://www.proceranetworks.com. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this communication are based on information available to Procera as of the date hereof, and Procera undertakes no obligation to update, amend or clarify any forward-looking statement for any reason.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated April 22, 2015

99.2	Letter to employees from the Chief Executive Officer of Procera Networks, Inc., attaching Frequently Asked Questions for employees

99.3	Letter to customers from the Chief Executive Officer of Procera Networks, Inc.